Exhibit 99.1

Stratasys Releases First Quarter 2022 Financial Results

●	First quarter revenue of $163.4 million, 22% growth over first quarter 2021, highest first quarter revenue in six years

●	First quarter GAAP net loss of $20.9 million, or $0.32 per diluted share, and non-GAAP net income of $1.2 million, or $0.02 per diluted share

●	$475.6 million cash and equivalents and no debt as of March 31, 2022

MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - May 16, 2022 - Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, today announced financial results for the first quarter of 2022.

Summary - First Quarter 2022 Financial Results Compared to First Quarter 2021:

●	Revenue of $163.4 million, compared to $134.2 million.

●	GAAP gross margin of 42.6%, compared to 41.4%.

●	Non-GAAP gross margin of 47.3%, compared to 46.7%.

●	GAAP operating loss of $19.6 million, compared to a GAAP operating loss of $18.4 million.

●	Non-GAAP operating income of $2.0 million, compared to non-GAAP operating loss of $2.6 million.

●	GAAP net loss of $20.9 million, or $0.32 per diluted share, compared to net loss of $18.9 million, or $0.32 per diluted share.

●	Non-GAAP net income of $1.2 million, or $0.02 per diluted share, compared to non-GAAP net loss of $3.8 million, or $0.06 per diluted share.

●	Adjusted EBITDA of $8.1 million, compared to $3.5 million.

●	$16.1 million of cash used by, compared to $22.8 million of cash generated from, operating activities, reflecting more inventory purchasing and increase in accounts receivable.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer, stated, “Our strong start to the year, with our highest first quarter revenue total in six years, was anchored by 22% revenue growth that included improved contributions from all our technologies. Importantly, systems was the main driver, up 36.7% for its strongest first quarter in five years, and 16.4% higher than the same period in pre-COVID 2019. We also achieved exceptional results in both consumables and services, driven by strength in our growing install base. And we are particularly excited by the early momentum and contributions from our new Origin P3, H350 SAF and Neo systems, designed for high-volume production of end-use parts.”

Dr. Zeif continued, “We have advanced a number of strategic initiatives thus far in 2022, including the announced MakerBot business combination with Ultimaker, the publishing of our inaugural ESG Sustainability Report, and our annual flagship manufacturing event where we showcased new offerings in materials, upgrades to existing printing platforms, and an expansion of our software capabilities. We are relentless about our focus on execution in our drive to grow our leadership position in polymer 3D printing. With our combination of best-in-class talent, systems offerings, Go-to-Market and support infrastructure, combined with a robust balance sheet, Stratasys is positioned to build on our first quarter growth across the balance of 2022 and beyond.”

Financial Outlook:

Based on current market conditions and assuming that the impact of the COVID-19 pandemic or global supply chain costs do not impede economic activity further, the Company is tightening its revenue guidance range for 2022:

●	Full year revenue of $685 million to $695 million.

●	Sequential quarterly revenue growth.

●	Second quarter revenue growth expected to reach low to mid-teens as a percentage over second quarter of 2021.

●	Based on current logistics and materials costs, full-year gross margins of flat to slightly higher than in 2021, with improved year-over-year growth in the second half of 2022.

●	Full year-operating expenses that are $20 million to $25 million higher than 2021, primarily due to ongoing investments in new products to drive higher revenue.

●	Full year non-GAAP operating margins slightly above 2%.

●	GAAP net loss of $74 million to $67 million, or ($1.11) to ($1.00) per diluted share.

●	Non-GAAP net income of $10 million to $13 million, or $0.14 to $0.19 per diluted share.

●	Adjusted EBITDA of $38 million to $41 million.

●	Capital expenditures of $20 million to $25 million.

Non-GAAP earnings guidance excludes $37 million to $38 million of projected amortization of intangible assets, $31 million to $33 million of share-based compensation expense, and reorganization and other expenses of $14 million to $15 million. Non-GAAP guidance includes tax adjustments of $2 million to $1 million on the above non-GAAP items.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. First Quarter 2022 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its first quarter 2022 financial results on Monday, May 16, 2022, at 4:30 p.m. (ET).

The investor conference call will be available via live webcast on the Stratasys website at investors.stratasys.com, or directly at the following web address:

https://services.choruscall.com/mediaframe/webcast.html?webcastid=QiDdBAQK

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding Stratasys’ projected future financial performance, including the financial guidance concerning its expected results for 2022 and beyond, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on our supply chain and distribution network, and, consequently, our ability to successfully sell both our existing and newly-launched 3D printing products; the strength and duration of, and degree of recovery from and resilience to, the COVID-19 pandemic and/or adverse macro-economic trends that are, in part, by-products of that pandemic, such as inflation, which may have significant consequences for our operations, financial position, cash flows, and those of our customers and suppliers going forward; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the U.S. Securities and Exchange Commission, or SEC, on February 24, 2022 (the “2021 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2021 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2022, which will be furnished to the SEC throughout 2022, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets
(Unaudited)
(in thousands, except share data)

	March 31,	December 31,
	2022	2021

ASSETS

Current assets
Cash and cash equivalents	$293,649	$243,179
Short-term deposits	182,000	259,000
Accounts receivable, net of allowance for credit losses of $0.7 million and $0.5 million as of March 31, 2022 and December 31, 2021	136,444	129,382
Inventories	143,116	129,147
Prepaid expenses	8,477	6,871
Other current assets	24,185	33,123

Total current assets	787,871	800,702

Non-current assets
Property, plant and equipment, net	200,627	203,295
Goodwill	65,089	65,144
Other intangible assets, net	143,317	152,244
Operating lease right-of-use assets	14,162	14,651
Long-term investments	28,667	28,667
Other non-current assets	16,651	12,519

Total non-current assets	468,513	476,520

Total assets	$1,256,384	$1,277,222

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$59,010	$51,976
Accrued expenses and other current liabilities	44,198	55,358
Accrued compensation and related benefits	38,341	44,684
Deferred revenues - short term	52,337	51,174
Operating lease liabilities - short term	7,158	7,276

Total current liabilities	201,044	210,468

Non-current liabilities
Deferred revenues - long term	22,026	21,133
Deferred income taxes - long term	6,258	7,341
Operating lease liabilities - long term	7,220	7,693
Contingent consideration	53,648	53,478
Other non-current liabilities	23,487	21,095

Total non-current liabilities	112,639	110,740

Total liabilities	313,683	321,208

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 66,408 thousands shares and 65,667 thousands shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	185	182
Additional paid-in capital	3,021,166	3,012,481
Accumulated other comprehensive loss	(9,824)	(8,771)
Accumulated deficit	(2,068,826)	(2,047,878)
	942,701	956,014

Total liabilities and equity	$1,256,384	$1,277,222

Stratasys Ltd.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended March 31,
	2022	2021
	(unaudited)	(unaudited)
Net sales
Products	$113,073	$90,324
Services	50,356	43,865
	163,429	134,189

Cost of sales
Products	59,373	46,920
Services	34,379	31,692
	93,752	78,612

Gross profit	69,677	55,577

Operating expenses
Research and development, net	23,998	20,601
Selling, general and administrative	65,263	53,334
	89,261	73,935

Operating loss	(19,584)	(18,358)

Financial expense, net	(1,362)	(377)

Loss before income taxes	(20,946)	(18,735)

Income tax benefit	73	942
Share in losses of associated companies	(75)	(1,118)

Net loss	$(20,948)	$(18,911)

Net loss per share
Basic	$(0.32)	$(0.32)
Diluted	$(0.32)	$(0.32)

Weighted average ordinary shares outstanding
Basic	65,721	58,616
Diluted	65,721	58,616

		Three Months Ended March 31,
		2022	Non-GAAP	2022	2021	Non-GAAP	2021
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$69,677	$7,689	$77,366	$55,577	$7,069	$62,646
	Operating income (loss) (1,2)	(19,584)	21,607	2,023	(18,358)	15,785	$(2,573)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(20,948)	22,158	1,210	(18,911)	15,111	$(3,800)
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.32)	$0.34	$0.02	$(0.32)	$0.26	$(0.06)

(1)	Acquired intangible assets amortization expense		6,966			5,356
	Non-cash stock-based compensation expense		900			634
	Restructuring and other related costs		(177)			1,079
			7,689			7,069

(2)	Acquired intangible assets amortization expense		2,225			2,192
	Non-cash stock-based compensation expense		7,633			6,571
	Restructuring and other related costs		555			1,810
	Revaluation of investments		1,061			(3,670)
	Contingent consideration		207			191
	Other expenses		2,237			1,622
			13,918			8,716
			21,607			15,785

(3)	Corresponding tax effect and other expenses		551			(674)
			$22,158			$15,111

(4)	Weighted average number of ordinary shares outstanding- Diluted	65,721		67,060	58,616		58,616